SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 88th Audit Committee’s Meeting” dated on February 7, 2011.

(São Paulo – Brazil; February 17, 2011) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 88th Audit Committee’s meeting held on February 7, 2011:

On February 7, 2010, at 12:30 (São Paulo time), at Rua Martiniano de Carvalho, 851, in the capital of Sao Paulo state, attended the meeting the Audit Committee’s members of Telecomunicação de São Paulo S/A – TELESP, that signs this minute. There were also registered the attendance the Director of Finance and Investor Relations, Mr. Gilmar Roberto Pereira Camurra, the Director of Controlling, Mrs. Diana Policarpo Damião Choucair Ramos, the Company’s Accountant, Mr. Milton Shigueo Takarada, the Director of Mergers, Acquisitions and Investor Relations, Mr. Norair Ferreira do Carmo and the representatives of Ernst & Young Terco Auditores Independentes, Mr. Alexandre Hoeppers and Mr. Luis Monti.

On occasion were treated the following subjects:

ANNUAL REPORT AND FINANCIAL STATEMENTS RELATED TO THE FISCAL YEAR 2010:

The members of Audit Committee attended the Board of Director’s Meeting held on February 7, 2011, wherein appreciated the Annual Report and account for the fiscal year ended on December 31, 2010, evidenced in the financial statements elaborated as required by the Law #6404/76 involving the Balance Sheet on December 31, 2010 and 2009, Income Statements, Statements of Change in Net Worth, Statements of Comprehensive Income, Statements of Cash Flow, Statements of Added Value and Footnotes. In this occasion, the representatives of independent auditor company Ernst & Young Terco Auditores Independentes S.S. present at the meeting declared there weren’t any reservations related to the documents and information presented. After, was exposed the Proposal of Results Allocation in the following terms:

“PROPOSAL OF THE MANAGEMENT FOR RESULTS ALLOCATION RELATED TO THE FISCAL YEAR 2010

Dear Shareholders,

According to the article 192 of the Law #6,404/76, and with CVM´s Instruction #481 of December 17, 2009, Article 9, paragraph 1st - II, this Management proposes to Telesp’s Shareholders that the allocation of net income for the fiscal year ended on December 31, 2010, in the amount of R$2,398,836,090.74 (two billion, three hundred and ninety eight million, eight hundred and thirty six thousand, ninety reais and seventy four cents) shall be realized as follows:

1. ALLOCATION RELATED TO THE FISCAL YEAR 2010

According to the Article 26, paragraph 1st (ii) of the Company’s Bylaw, 25% of the net income adjusted as required the items II, III of article 202 of the Law #6,404/76 will be obligatorily distributed as mandatory minimum dividend to all shareholders.

The paragraph 1st (iii) of the same article provides that the remaining balance, after attended the procedures contained in the preceding items of this article, will be determined by the General Meeting, based on the proposal of the Board of Directors.

According to the paragraph 1st , article 193 of the Law #6,404/76, the Company chose for not constitute a legal reserve, since its current balance added to the balance of capital reserves mentioned in paragraph 1st of article 182, exceeded 30% of the capital stock. Thus, the net income of the year 2010 will be the own base for determining the mandatory minimum dividend, as shown below:

In accordance to the article 7 of the Company’s Bylaws, shareholders of preferred shares are entitled to a dividend 10% (ten percent) higher than the amount granted to shareholders of common shares.

Allocations realized during the fiscal year 2010

a. Interim Dividends:

Considering the interpolated proposition XXVI of the articles 17 and 27 of the Company’s Bylaws, in conjunction with the article 7, as well as in articles 204 and 205 of the Law #6,404/76, the Management deliberated interim dividends, in the following dates and conditions:

September 29, 2010 – deliberated the amount of R$196,355,000.00 (one hundred and ninety six million and three hundred and fifty five thousand reais) based on financial statements of June 30, 2010 and the payment begun on December 13, 2010 to common and preferred shareholders registered on Company’s book records by the end of September 30, 2010. After this date, the shares were considered as “ex-dividend”. Such dividends were charged to the mandatory minimum dividend of the 2010 fiscal year and considered as mentioned for all circumstances of the Corporate Legislation.

b. Interest on Own Capital

In accordance to article 9 of the Law #9,249/95, deliberation #207/96 of “Comissão de Valores Mobiliários” and the articles 7 and 28 of the Company’s Bylaws, the Board of Directors deliberated ad referendum of the General Shareholders’ Meeting, interest on own capital, in the following dates and conditions:

September 29, 2010 – deliberated the amount of R$390,000,000.00 (three hundred and ninety million reais) and after withholding the income tax of 15%, its net amount is R$331,500,000.00 (three hundred and thirty one million and five hundred thousand reais), which were distributed as of December 13, 2010, to common and preferred shareholders registered on Company’s book records by the end of September 30, 2010. After this date, the shares were considered as “ex-interest”.

December 14, 2010 – deliberated the amount of R$202,000,000.00 (two hundred and two million reais) and after withholding the income tax of 15%, its net amount is R$171,700,000.00 (one hundred and seventy one million and seven hundred thousand reais) to common and preferred shareholders registered on Company’s book records by the end of December 30, 2010. As of December 31, 2010, inclusive, shares will be considered as “ex-interest”. The Board proposes to Ordinary General Shareholders´ Meeting that the payment of such interest begin until December 21, 2011 in a date to be determined by Executive Directors of the Company and timely communicated to the market.

The Interest on Own Capital granted in 2010 will be analyzed by the Ordinary General Shareholders´ Meeting, to charge the mandatory minimum dividend, according article 28 of the Company’s Bylaws.

1 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

2. PROPOSAL OF DELIBERATION

The Board of Directors proposes in accordance to the paragraph 6 of the article 202 of the Law #6,404/76 and article 26, paragraph 1st (iii) of the Company’s Bylaws, that the balance of profit in December 31, 2010, not destined yet, in the amount of R$ 1,610,481,090.74 (one billion, six hundred and ten million, four hundred and eighty one thousand, ninety reais and seventy four cents), to be destined as dividends.

The Board of Directors proposes that dividends and interest on own capital prescribed in 2010, in the amount of R$134,440,081.00 (one hundred and thirty four million, four hundred and forty thousand, eighty one reais), which, offset with the actuarial loss recognized and the effect of assets limitation of surplus plans of 2010 in the amount of R$42,062,965.52 (forty two million, sixty two thousand, nine hundred and sixty five reais and fifty two cents) and the effects on accumulated earnings of 2009, due to the initial adoption of International Accounting Standards (IFRS) in the amount of R$8,758,555.51(eight million, seven hundred and fifty eight thousand, five hundred and fifty five reais and fifty one cents)results in the amount of R$83,618,559.99 (eighty three million, six hundred and eighteen thousand, five hundred and fifty nine reais and ninety nine cents) also to be destined as dividends.

The dividends proposed above, in the amount of R$1,694,099,650.73 (one billion, six hundred and ninety four million, ninety nine thousand, six hundred and fifty reais and seventy three cents) shall be paid to common and preferred shareholders registered on Company’s book records by the end of the day of the Ordinary General Shareholders´ Meeting that will deliberate such dividends, after which the shares will be considered as “ex-dividends”.

Form proposed by the Board of Directors for payment of dividends to deliberate

1 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

The Board proposes to Ordinary General Shareholders´ Meeting that the payment of such interest begin until December 21, 2011 in a date to be determined by Executive Directors of the Company and timely communicated to the market, may be paid in one or more tranches.

The present proposal of allocation of the Company’s results, considering the deliberate values during 2010 and the proposal of deliberation of dividends to be approved by the Ordinary General Shareholders’ Meeting, shows that 100% of net income will be distributed to shareholders as dividends and interest on own capital.

In compliance with the Annex 9-1-II, item 7 of CVM´s Instruction #481 of December 17, 2009, the following is a comparative table of net income and distribution of dividends and interest on own capital for share over the past years (values in reais):

1 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

The Company’s Audit Committee analyzed the documents and information above mentioned, and issued opinion that consider such documents and information adequate and correct, and decided to issue the following opinion. “REPORT OF AUDIT COMMITTEE #01/2010 – The Audit Committee of Telecomunicações de São Paulo S.A. – Telesp, in meeting held on February 7, 2011, in compliance with article 163 of Law #6,404/76, having attended the Board of Directors´ Meeting, held in this date, analyzed the Annual Report and account for the fiscal year ended on December 31, 2010 involving the Balance Sheet on December 31, 2010 and 2009, Income Statements, Statement of Change in Net Worth, Statements of Comprehensive Income, Statement of Cash Flow, Statement of Added Value and Footnotes and Board’s Proposal of allocation related to the fiscal year 2010. Based on tests executed, in information rendered by the Board of Directors and in declaration of the representatives of independent auditor company Ernst & Young Terco Auditores Independentes S/S, there weren’t any reservations related to the documents and information presented, the Audit Committee understand that the financial statements referenced above represent, in all the relevant aspects, the equity and financial position, individual and consolidated of the Company, in accordance with the legal procedures applicable. The Audit Committee, by unanimously of its members, issues the opinion favorably and recommends full approval, and without reservation, of the referred documents by the Board of Director’s Meeting”.

No further business matters to discuss, the meeting was concluded and draw up this minutes, which was approved by the participants starting to be part of the own book. São Paulo, February 7, 2011.

(aa) Patrícia Maria de Arruda Franco; Flávio Stamm; Carlos Raimar Schoeninger. There were also registered the attendance the representatives of Ernst & Young Terco Auditores Independentes S.S., Alexandre Hoeppers and Luis Monti

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 17, 2011	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director